15 East Fifth Street
Tulsa, OK 74103
918-947-7000 • onegas.com

December 28, 2018

Mr. William H. Thompson
Accounting Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:	ONE Gas, Inc.
Form 10-K for Fiscal Year Ended December 31, 2017
February 22, 2018
File No. 001-36108

Dear Mr. Thompson:

We are responding to your letter dated December 18, 2018, commenting on our most recent Form 10-K filed with the Commission. We have repeated your comment from such letter in italics below, followed by our response to the comment. We intend to comply with the comment in all future filings, as applicable.

Form 10-K for the Fiscal Year Ended December 31, 2017
Item 6. Selected Financial Data, page 26

1.
We note your presentation of net margin here and in Management's Discussion and Analysis of Financial Condition and Results of Operations. We also note you present net margin on the face of the Consolidated Statements of Income. Since net margin does not include an allocation of general operating expenses or depreciation and amortization, please explain to us why you don't believe net margin is a non-GAAP financial measure that should be disclosed in accordance with Item 10(e) of Regulation S-K. If you conclude that net margin is a non-GAAP measure please provide the disclosures required by Item 10(e) of Regulation S-X. Please note Item 10(e)(ii)(C) which prohibits the presentation of non-GAAP financial measures on the face of the financial statements.

Response:

We reviewed Item 10(e) of Regulation S-K related to the presentation of “Net margin”. As a result, we will present our Income Statement without the subtotal “Net margin” beginning with our Annual Report on Form 10-K for the year ended December 31, 2018. Further, in the Selected Financial Data and Management’s Discussion and Analysis of Financial Condition and Results of Operations, we will disclose that net margin is a non-GAAP financial measure. We are also mindful of the additional disclosure requirements relating to the use of non-GAAP financial measures, as set forth in Item 10(e) of Regulation S-K. The disclosures

December 28, 2018
Mr. William H. Thompson
U.S. Securities and Exchange Commission

in our future filings that use any such financial measure will be prepared in accordance with such requirements, including the requirement in Item 10(e)(1)(i)(C) that a statement be included disclosing the reasons why management believes that presentation of the non-GAAP financial measure provides useful information to investors. The following is indicative of the additional disclosures that we may include regarding net margin:

Net margin is comprised of total revenues less cost of natural gas. This net amount is considered a non-GAAP financial measure. Cost of natural gas includes commodity purchases, fuel, storage, transportation and other gas purchase costs recovered through our cost of natural gas regulatory mechanisms, as required by our regulators, and does not include an allocation of general operating costs or depreciation and amortization. In addition, our cost of natural gas regulatory mechanisms provide a method of recovering natural gas costs on an ongoing basis without a profit. Therefore, although our revenues will fluctuate with the cost of gas that we pass-through to our customers, net margin is not affected by fluctuations in the cost of natural gas. Accordingly, we routinely use net margin in the analysis of our financial performance. We believe that net margin provides investors a more relevant and useful measure to analyze our financial performance as a 100 percent regulated natural gas utility than operating revenues because the change in the cost of natural gas from period to period does not impact our operating income.

To facilitate the reconciliation between net margin and total revenues, the most directly comparable GAAP measure, we will include total revenues and cost of natural gas in the tables included in our financial highlights within Management's Discussion and Analysis in all our future Form 10-K and 10-Q filings as follows:

				Variances		Variances
	Years Ended December 31,			2017 vs. 2016		2016 vs. 2015
Financial Results	2017	2016	2015	Increase (Decrease)		Increase (Decrease)
	(Millions of dollars, except percentages)
Natural gas sales	$1,409.1	$1,300.1	$1,417.9	$109.0	8%	$(117.8)	(8)%
Transportation revenues	100.9	98.1	98.8	2.8	3%	(0.7)	(1)%
Other revenues	29.6	29.0	31.0	0.6	2%	(2.0)	(6)%
Total revenues	1,539.6	1,427.2	1,547.7	112.4	8%	(120.5)	(8)%
Cost of natural gas	614.5	541.8	706.0	72.7	13%	(164.2)	(23)%
Net margin	925.1	885.4	841.7	39.7	4%	43.7	5%
Operating costs	473.7	472.5	469.6	1.2	—%	2.9	1%
Depreciation and amortization	151.9	143.8	133.0	8.1	6%	10.8	8%
Operating income	$299.5	$269.1	$239.1	$30.4	11%	$30.0	13%
Capital expenditures	$356.4	$309.0	$294.3	$47.4	15%	$14.7	5%

December 28, 2018
Mr. William H. Thompson
U.S. Securities and Exchange Commission

If you have any questions or comments on this letter, please direct them to our Vice President, Chief Accounting Officer and Controller, Jeffrey J. Husen at (918) 947-7430, or in his absence, to me at (918) 947-7917.

Sincerely,

/s/ Curtis L. Dinan
Curtis L. Dinan
Senior Vice President and
Chief Financial Officer

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